Exhibit (a)(1)(viii)

PRESS RELEASE

FOR IMMEDIATE RELEASE: Contran Corporation Three Lincoln Centre 5430 LBJ Freeway, Suite 1700 Dallas, Texas 75240-2697 (972) 233-1700	CONTACT: Bobby D. O’Brien Vice President and Chief Financial Officer (972) 233-1700

CONTRAN COMMENCES ALL-CASH TENDER OFFER
TO ACQUIRE UP TO 2,600,000 SHARES OF
KEYSTONE CONSOLIDATED INDUSTRIES

Dallas, TX -- February 1, 2011 -- Contran Corporation announced that today it is commencing a cash tender offer to purchase up to 2,600,000 shares of common stock of Keystone Consolidated Industries, Inc. (OTC Bulletin Board:  KYCN) for $6.50 per share in cash without interest and less applicable withholding taxes.

Contran currently controls Keystone and owns approximately 61.7% of Keystone’s outstanding common stock.  If Contran were to acquire all 2,600,000 shares it seeks to acquire in the tender offer, Contran’s ownership would increase to approximately 83.1%.

Contran is commencing the tender offer because Contran would like to increase its holdings in Keystone for investment purposes.  Contran is also making this tender offer because Contran is seeking to include Keystone in its consolidated U.S. federal income tax group in order to achieve certain income tax efficiencies.

The tender offer will expire at 11:59 p.m., New York City time, on March 1, 2011, unless the tender offer is extended in accordance with the offer to purchase and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC).  The tender offer is not conditioned upon the receipt of financing or upon any minimum number of shares being tendered.  However, the tender offer is subject to certain other conditions set forth in the offer to purchase.

Contran is making the tender offer solely by the offer to purchase, dated February 1, 2011, and the related letter of transmittal, and any amendments or supplements to the offer to purchase or letter of transmittal, which are being distributed to Keystone’s stockholders.  Contran is not making the tender offer to, nor will it accept tenders from or on behalf of, holders of Keystone common stock residing in any jurisdiction in which the making of the tender or acceptance thereof would not be in compliance with the laws of that jurisdiction.  However, Contran may, at its sole discretion, take any actions necessary for it to make the tender offer to stockholders in any of these jurisdictions.

Contran will file with the SEC a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer.  Questions and requests for assistance may be directed to the Information Agent for the offer, D.F. King & Co., Inc., at 212-269-5550 or 800-431-9633 (toll free).

About Contran

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including Keystone and Valhi, Inc.  Valhi, a publicly traded company approximately 94% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC).  Contran is also the largest shareholder of Titanium Metals Corporation (TIMET), which operates in the titanium metals industry, although Contran owns less than a majority of TIMET.

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This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell any shares of Keystone.  Contran is filling with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer.  Contran intends to mail these documents to the stockholders of Keystone.  These documents contain important information about the tender offer and stockholders of Keystone are urged to read them carefully.  Stockholders of Keystone will be able to obtain a free copy of these documents (when they become available) and other documents filed by Contran or Keystone with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Contran by mailing your request to Corporate Secretary, Contran Corporation, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.